Jennifer Brockbank Work History

2020 - COO and Co-Founder of Volcanic Retail

2015 - COO Ant Hill Retail

2013 - Co-Founder of Ant Hill Retail

2012 - Director of International Sales at Kisstixx

As the visionary of Ant Hill Retail family of companies, Jennifer acts as the COO for Ant Hill Retail as well as the COO for Volcanic Retail. She has deep entrepreneurial, operational, and brand-building expertise. In her most current role at Volcanic Retail, Jennifer is focused on building a platform that streamlines communication between brands and retailers in a way that builds trust, allows companies to go to market faster, and keeps the conversations moving.